CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2017

PRESENTED IN COMPARATIVE FORM

Legal Information		1
Condensed Interim Statement of Financial Position		2
Condensed Interim Statement of Comprehensive Income		4
Condensed Interim Statement of Changes in Equity		5
Condensed Interim Statement of Cash Flows		6

Notes to the Condensed Interim Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	11
4 |	Accounting policies	12
5 |	Financial risk management	12
6 |	Critical accounting estimates and judgments	14
7 |	Contingencies and lawsuits	15
8 |	Property, plant and equipment	16
9 |	Other receivables	18
10 |	Trade receivables	18
11 |	Financial assets at fair value through profit or loss	19
12 |	Financial assets at amortized cost	19
13 |	Cash and cash equivalents	19
14 |	Share capital and additional paid-in capital	20
15 |	Allocation of profits	20
16 |	The Company’s Share-based Compensation Plan	20
17 |	Trade payables	21
18 |	Other payables	21
19 |	Borrowings	22
20 |	Salaries and social security taxes payable	22
21 |	Income tax and tax on minimum presumed income / Deferred tax	22
22 |	Tax liabilities	24
23 |	Provisions	24
24 |	Revenue from sales	24
25 |	Expenses by nature	25
26 |	Other operating expense, net	26
27 |	Net financial expense	26
28 |	Basic and diluted earnings (loss) per share	27
29 |	Related-party transactions	27
30 |	CTLL – EASA – IEASA Merger process	28
31 |	Events after the reporting period	29

Additional information required by Section No. 12 (CNV)		30
Informative summary		35
Independent Auditors’ Report
Supervisory Committee’s Report

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA) – See Note 28

Legal address: Maipú 1, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF MARCH 31, 2017

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)    Includes 7,794,168 and 9,412,500 treasury shares as of March 31, 2017 and December 31, 2016, respectively.

(2)    Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2017 presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.17	12.31.16
ASSETS
Non-current assets
Property, plant and equipment	8	11,857,197	11,196,990
Interest in joint ventures		435	435
Deferred tax asset	21	1,089,431	1,019,018
Other receivables	9	49,461	50,492
Financial assets at amortized cost	12	-	44,429
Total non-current assets		12,996,524	12,311,364

Current assets
Inventories		263,994	287,810
Other receivables	9	180,944	179,308
Trade receivables	10	4,592,609	3,901,060
Financial assets at fair value through profit or loss	11	1,622,093	1,993,915
Financial assets at amortized cost	12	45,835	1,511
Cash and cash equivalents	13	68,660	258,562
Total current assets		6,774,135	6,622,166
TOTAL ASSETS		19,770,659	18,933,530

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2017 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	03.31.17	12.31.16
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	898,661	897,043
Adjustment to share capital	14	399,495	397,716
Additional paid-in capital	14	45,771	3,452
Treasury stock	14	7,794	9,412
Adjustment to treasury stock	14	8,568	10,347
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other reserve		-	20,346
Other comprehensive loss		(37,172)	(37,172)
Accumulated losses		(767,265)	(1,188,648)
TOTAL EQUITY		805,188	361,832

LIABILITIES
Non-current liabilities
Trade payables	17	236,642	232,912
Other payables	18	5,241,382	5,103,326
Borrowings	19	2,682,501	2,769,599
Deferred revenue		199,799	199,990
Salaries and social security payable	20	99,574	94,317
Benefit plans		283,574	266,087
Tax payable	21	305,522	-
Tax liabilities	22	369	680
Provisions	23	377,825	341,357
Total non-current liabilities		9,427,188	9,008,268
Current liabilities
Trade payables	17	7,135,200	6,821,061
Other payables	18	143,616	134,759
Borrowings	19	118,190	53,684
Deferred revenue		764	764
Salaries and social security payable	20	847,598	1,032,187
Benefit plans		33,372	33,370
Tax payable	21	142,699	155,205
Tax liabilities	22	1,012,077	1,244,488
Provisions	23	104,767	87,912
Total current liabilities		9,538,283	9,563,430
TOTAL LIABILITIES		18,965,471	18,571,698

TOTAL LIABILITIES AND EQUITY		19,770,659	18,933,530

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the three-month period ended March 31, 2017

 presented in comparative form

(Stated in thousands of pesos)

		three months at
	Note	03.31.17	03.31.16

Revenue	24	5,366,635	2,990,120
Electric power purchases		(2,533,581)	(1,317,315)
Subtotal		2,833,054	1,672,805
Transmission and distribution expenses	25	(1,047,849)	(1,324,825)
Gross loss		1,785,205	347,980

Selling expenses	25	(498,629)	(288,008)
Administrative expenses	25	(329,381)	(228,709)
Other operating expense, net	26	(140,559)	(105,557)
Operating profit/(loss) before income from provisional remedies, higer costs recognition and SE Resolution 32/15		816,636	(274,294)

Income recognition on account of the RTI - SE Resolution 32/15		-	431,047
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		-	81,512
Operating profit		816,636	238,265

Financial income	27	59,444	26,106
Financial expenses	27	(348,486)	(343,639)
Other financial results	27	128,898	(133,190)
Net financial expense		(160,144)	(450,723)
Profit/(loss) before taxes		656,492	(212,458)

Income tax	21	(235,109)	87,421
Profit/(loss) for the period		421,383	(125,037)

Basic and diluted earnings profit/(loss) per share:
Basic and diluted earnings profit/(loss) per share	28	0.47	(0.14)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2017

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053

Loss for the three-month period	-	-	-	-	-	-	-	-	-	(125,037)	(125,037)
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	124,299	1,400,016
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the nine-month complementary period	-	-	-	-	-	-	-	-		(1,063,611)	(1,063,611)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832
Increase of Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	21,973	-	-	21,973
Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	1,618	1,779	(1,618)	(1,779)	42,319	-	-	(42,319)	-	-	-
Profit for the three-month period	-	-	-	-	-	-	-	-	-	421,383	421,383
Balance at March 31, 2017	898,661	399,495	7,794	8,568	45,771	73,275	176,061	-	(37,172)	(767,265)	805,188

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2017

presented in comparative form

(Stated in thousands of pesos)

		three months at
	Note	03.31.17	03.31.16
Cash flows from operating activities
Profit (Loss) for the period		421,383	(125,037)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	25	97,474	81,929
Loss on disposals of property, plants and equipments		2,693	1,003
Net accrued interest	27	288,281	316,776
Exchange difference	27	(73,945)	327,384
Income tax	21	235,109	(87,421)
Allowance for the impairment of trade and other receivables, net of recovery	25	50,373	10,681
Adjustment to present value of receivables	27	74	(289)
Provision for contingencies		66,270	60,093
Other expenses - FOCEDE		-	13,975
Changes in fair value of financial assets	27	(58,250)	(198,760)
Accrual of benefit plans	25	25,170	20,643
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		-	(81,512)
Net gain from the repurchase of Corporate Bonds	27	-	(42)
Income from non-reimbursable customer contributions		(191)	(191)
Other reserve constitution - Share bases compensation plan	16	21,973	-
Changes in operating assets and liabilities:
(Increase) in trade receivables		(699,073)	(1,399,856)
Decrease in other receivables		10,029	805,452
Decrease in inventories		23,816	18,057
Increase in deferred revenue		-	13,764
Increase in trade payables		143,519	237,394
Decrease in salaries and social security payable		(179,333)	(152,645)
Decrease in benefit plans		(7,682)	(8,811)
(Decrease) Increase in tax liabilities		(246,316)	103,572
Increase in other payables		31,504	538,812
Decrease in provisions	23	(12,947)	(11,216)
Net cash flows generated by operating activities		139,931	483,755

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2017

presented in comparative form (continued)

(Stated in thousands of pesos)

		three months at
	Note	03.31.17	03.31.16
Cash flows from investing activities
Payment of property, plants and equipments		(742,941)	(427,961)
Collection of Financial assets		390,322	47,418
Payments of Financial assets		(546,518)	(41,662)
Redemtion (Subscription) net of money market funds		570,845	(14,100)
Collection of receivables from sale of subsidiaries		1,606	1,962
Net cash flows used in investing activities		(326,686)	(434,343)

Cash flows from financing activities
Payment of principal on loans		-	(4,475)
Net cash flows (used in) / generated by financing activities		-	(4,475)

(Decrease) Increase in cash and cash equivalents		(186,755)	44,937

Cash and cash equivalents at the beginning of year	13	258,562	128,952
Exchange differences in cash and cash equivalents		(3,147)	(2,613)
(Decrease) Increase in cash and cash equivalents		(186,755)	44,937
Cash and cash equivalents at the end of the period	13	68,660	171,276

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(65,077)	(61,653)

Acquisitions of property, plant and equipment through increased trade payables		(158,112)	(139,168)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Nota 1 | General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2016, the Company recorded, as it did in fiscal years 2012 and 2014, negative operating and net results, thus deteriorating once again its economic and financial situation, which had temporarily improved in fiscal year 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

This imbalance in the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain interim measures.

In that regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which, in a context of constant increase in the demand for electricity, has deteriorated the Company’s economic and financial equation over all these years.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1, which approved a new electricity rate system that reflected the new generation cost and sought to partially adjust the Distribution companies’ revenue in order for them to be able to cover their operating costs and make investments.

At the same time, the aforementioned MEyM Resolution No. 7/16 repealed SE Resolution No. 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, the ENRE issued the Resolution that approved the program for the Review of the distribution tariff, establishing the criteria and methodologies for the process. As a result, on October 28, 2016, the public hearing necessary to define the electricity rate schedule for the next period was held and the new electricity rate schedule, effective as from February 1, 2017, was issued by means of ENRE Resolution No. 63/17 (Note 2.a).

Considering the application of the RTI as from February 1, 2017, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect the Company’s business.

As of March 31, 2017, the result of operations for the three-month period amounts to $ 0.4 billion– profit-, whereas the working capital totals $ 2.8 billion – deficit-, which includes the amount owed to CAMMESA for $ 3.9 billion (principal plus interest accrued as of March 31, 2017). The Company has submitted a payment plan proposal based on its available and projected cash flows, in respect of which no reply from CAMMESA has been received at the date of issuance of these condensed interim financial statements.

Nota 2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2016 are the following:

a)   Tariff Structure Review

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018. Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date. As of March 31, 2017, the amount arising from the aforementioned limitation and not recognized by the Company in these condensed interim financial statements amounts approximately to $ 933.2 million.

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these condensed interim financial statements, the definitive treatment to be given, by the MEyM, to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the loans for consumption (mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)      the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)     the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

Finally, on April 26, 2017 the Company was notified that the MEyM had provided that, once the RTI process is completed, the SE -with the participation of the Under-Secretariat for Tariff Policy Coordination- and the ENRE, shall determine in a term of 120 days whether any pending obligations exist until the effective date of the electricity rate schedules resulting from the RTI, and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations shall also be determined.

b)  Penalties

In addition to that which has been mentioned in note 2.c to the financial statements as of December 31, 2016, in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set out by ENRE Resolution No. 63/17, the Regulatory Entity, by Note No. 125,248 dated March 29, 2017, set new penalty determination and adjustment mechanisms, providing for the following:

i)      Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)     For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the consumer price index (IPC) used by the Argentine Central Bank (BCRA) to produce the multilateral real exchange rate index (ITCRM) for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties related to Customer service, the calculated amount shall be increased by 50%.

iv)   Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day of occurrence of the penalizable event for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and manner.

            The impact of these new penalty determination and adjustment mechanisms have been quantified by the Company and recognized as of March 31, 2017.

c)  Framework agreement

Due to the fact that at the date of these condensed interim financial statements the approvals of the new Framework Agreement for the January 1, 2015 - December 31, 2018 period by both the Federal and the Provincial Governments are still in process, no cumulative revenue has been recognized as of March 31, 2017 for $ 148.1 million.

Nota 3 | Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2017 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2016, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the three-month period ended March 31, 2017 have not been audited. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for the period. The result of operations for the three-month period ended March 31, 2017 does not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on May 10, 2017.

Comparative information

The balances as of December 31, 2016 and for the three-month period ended March 31, 2016, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

Nota 4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2016, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2016 prepared under IFRS.

Nota 4.1 |   New accounting standards, amendments and interpretations issued by the IASB

IAS 7 "Statement of cash flows": It was amended in January 2016. An entity is required to disclose information that will enable users of financial statements to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. It is effective for annual periods beginning on or after January 1, 2017. The application of the amendments will have no impact on the Company’s results of operations or its financial position, it will only imply new disclosures.

IAS 12 “Income taxes”: It was amended in January 2016 to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. The amendments also clarify other aspects related to the accounting for deferred tax assets. The amendments came into effect as from January 1, 2017. Those amendments have had no impact on the Company’s results of operations or its financial position.

Nota 5 | Financial risk management Nota 5.1 |   Financial risk factors

 The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

  There have been no significant changes in risk management policies since the last fiscal year end.

          Market risks

                    i.          Currency risk

As of March 31, 2017 and December 31, 2016, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.17	Total 12.31.16

ASSETS
CURRENT ASSETS
Other receivables	USD	6,169	15.290	94,324	-
Cash and cash equivalents	USD	235	15.290	3,593	161,753
	EUR	12	16.313	196	200
TOTAL CURRENT ASSETS		6,416		98,113	161,953
TOTAL ASSETS		6,416		98,113	161,953

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,302	15.390	2,682,501	2,769,599
TOTAL NON-CURRENT LIABILITIES		174,302		2,682,501	2,769,599
CURRENT LIABILITIES
Trade payables	USD	7,796	15.390	119,980	176,506
	EUR	11	16.458	181	117
	CHF	30	15.378	461	469
	NOK	68	1.804	123	126
Borrowings	USD	7,680	15.390	118,190	53,684
TOTAL CURRENT LIABILITIES		15,585		238,935	230,902
TOTAL LIABILITIES		189,887		2,921,436	3,000,501

(1)    The exchange rates used are the BNA exchange rates in effect as of March 31, 2017 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

                   ii.          Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of March 31, 2017 and December 31, 2016:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At March 31, 2017
Assets
Cash and cash equivalents
Money market funds	25,628	-	-	25,628
Financial assets at fair value through profit or loss:
Government bonds	524,127	-	-	524,127
Other receivables	28,099	-	-	28,099
Money market funds	1,097,966	-	-	1,097,966
Total assets	1,675,820	-	-	1,675,820

At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

Nota 6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.b, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2016.

Nota 7 | Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2016, expect for the following:

The Company has become aware that on March 28, 2017 the Secretariat of the International Centre for Settlement of Investment Disputes (ICSID) informed through its website that it had registered the discontinuance of the arbitration proceeding commenced in August 2003 by EDF International and EASA, the majority shareholder and parent company of Edenor S.A., in relation to the latter’s failure to comply with the Concession Agreement, as a consequence of the passing of Law No. 25,561 on Economic Emergency and Foreign Exchange System Reform. The claimants’ waiver was a condition under the Company’s Agreement for the Renegotiation of the Concession Agreement (the “Adjustment Agreement”) that was to be fulfilled after the issuance of the electricity rate schedule resulting from the Tariff Structure Review, which was approved by means of ENRE Resolution No. 63/17 dated February 1, 2017 (Note 2.a).

Nota 8 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	33,795	726,366	213	760,374
Disposals	(145)	-	(1,878)	(670)	-	-	-	(2,693)
Transfers	12,714	49,485	250,995	56,145	(22,191)	(347,148)	-	-
Depreciation for the period	(3,956)	(13,518)	(37,890)	(20,172)	(21,938)	-	-	(97,474)
Net amount 03.31.17	175,225	1,466,919	4,117,014	1,651,242	864,827	3,419,669	162,301	11,857,197

At 03.31.17
Cost	248,141	2,097,499	6,265,111	2,578,435	1,276,490	3,419,669	162,301	16,047,646
Accumulated depreciation	(72,916)	(630,580)	(2,148,097)	(927,193)	(411,663)	-	-	(4,190,449)
Net amount	175,225	1,466,919	4,117,014	1,651,242	864,827	3,419,669	162,301	11,857,197

•       During the period ended March 31, 2017, direct costs capitalized amounted to $ 74.3 million.

•       Financial costs capitalized for the period ended March 31, 2017 amounted to $ 65.1 million.

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	15	28	52,515	559,651	16,573	628,782
Disposals	-	-	(405)	(598)	-	-	-	(1,003)
Transfers	5,119	163,916	221,372	52,687	3,486	(446,580)	-	-
Depreciation for the period	(2,784)	(11,505)	(29,308)	(17,801)	(20,531)	-	-	(81,929)
Net amount 03.31.16	148,340	1,250,007	2,946,426	1,427,031	829,476	2,625,184	205,175	9,431,639

At 03.31.16
Cost	207,500	1,838,253	5,028,500	2,284,221	1,310,245	2,625,184	205,175	13,499,078
Accumulated depreciation	(59,160)	(588,246)	(2,082,074)	(857,190)	(480,769)	-	-	(4,067,439)
Net amount	148,340	1,250,007	2,946,426	1,427,031	829,476	2,625,184	205,175	9,431,639

•       During the period ended March 31, 2016, direct costs capitalized amounted to $ 69.2 million.

•       Financial costs capitalized for the period ended March 31, 2016 amounted to $ 61.7 million.

Nota 9 | Other receivables

	Note	03.31.17	12.31.16
Non-current:
		-	-
Financial credit		42,030	43,636
Related parties	29.d	7,431	6,856
Total Non-current		49,461	50,492

Current:
Prepaid expenses		9,626	3,589
Advances to suppliers		1,946	2,561
Advances to personnel		765	1,701
Security deposits		8,636	8,385
Financial credit		39,721	40,461
Receivables from electric activities		128,442	142,979
Related parties	29.d	766	766
Judicial deposits		12,696	13,546
Other		65	19
Allowance for the impairment of other receivables		(21,719)	(34,699)
Total Current		180,944	179,308

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.17	03.31.16
Balance at beginning of year	34,699	16,647
Increase	-	1,812
Recovery	(12,980)	-
Balance at end of the period	21,719	18,459

Nota 10 | Trade receivables

	03.31.17	12.31.16
Current:
Sales of electricity - Billed	2,265,157	2,522,265
Sales of electricity – Unbilled	2,585,766	1,582,591
Framework Agreement	10,938	10,938
Fee payable for the expansion of the transportation and others	24,018	22,397
Receivables in litigation	22,847	22,551
Allowance for the impairment of trade receivables	(316,117)	(259,682)
Total Current	4,592,609	3,901,060

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.17	03.31.16
Balance at beginning of year	259,682	84,562
Increase	63,353	8,869
Decrease	(6,918)	(10,398)
Balance at end of the period	316,117	83,033

Nota 11 | Financial assets at fair value through profit or loss

	03.31.17	12.31.16

Current
Government bonds	524,127	387,279
Money market funds	1,097,966	1,606,636
Total current	1,622,093	1,993,915

Nota 12 | Financial assets at amortized cost

	03.31.17	12.31.16
Non-current
Government bonds	-	44,429
Total Non-current	-	44,429

Current
Government bonds	45,835	1,511
Total Non-current	45,835	1,511

Nota 13 | Cash and cash equivalents

	03.31.17	12.31.16	03.31.16
Cash and banks	43,032	197,101	29,898
Money market funds	25,628	61,461	141,378
Total cash and cash equivalents	68,660	258,562	171,276

Nota 14 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2015	1,314,518	3,452	1,317,970

Balance at December 31, 2016	1,314,518	3,452	1,317,970

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	-	42,319	42,319
Balance at March 31, 2017	1,314,518	45,771	1,360,289

As of March 31, 2017, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Business Organizations Law

As of December 31, 2016, the Company’s losses consumed the reserves and more than 50% of share capital, rendering the Company subject to compliance with the mandatory share capital reduction set forth in section 206 of the Business Organizations Law. However, the issuance of ENRE Resolution No. 63/17, setting a new electricity rate schedule for the Company for the five-year period beginning February 1, 2017 and ending January 31, 2022, resulted, at the closing date of these condensed interim financial statements, in the Company’s being no longer subject to complying with the previously described mandatory reduction. Furthermore, the financial position will largely depend on the development of the exchange rate, the collection of the debts accrued from the Framework Agreement for the Supply of Electricity to Shantytowns, and the level of energy losses, in respect of which strong recovery actions will be taken during the year.

Consequently, the Shareholders’ Meeting has resolved not to carry out the above-mentioned share capital reduction, deferring the decision and instructing the Board of Directors to assess the financial position in the quarters ending March 31, 2017 and June 30, 2017, and, should it be necessary, to call an Extraordinary Shareholders’ Meeting to deal with the issue (Note 31).

Nota 15 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17.

Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

Nota 16 | The Company’s Share-based Compensation Plan

In the last months of fiscal year 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017 (Note 31).

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity.

Nota 17 | Trade payables

		03.31.17	12.31.16
Non-current
Customer guarantees		87,060	83,045
Customer contributions		97,882	98,167
Funding contributions - substations		51,700	51,700
Total Non-current		236,642	232,912

Current
Payables for purchase of electricity - CAMMESA		2,946,567	2,956,726
Provision for unbilled electricity purchases - CAMMESA (1)		3,153,898	2,512,800
Suppliers		840,333	958,460
Advance to customer (1)		-	197,020
Customer contributions		135,257	136,689
Discounts to customers		37,372	37,372
Funding contributions - substations		21,569	21,790
Related parties	29.d	204	204
Total Current		7,135,200	6,821,061

The fair values of non-current customer contributions as of March 31, 2017 and December 31, 2016 amount to $ 129.5 million and $ 131.7 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The fair value category applied thereto was Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Nota 18 | Other payables

	Note	03.31.17	12.31.16
Non-current
Loans (mutuum) with CAMMESA		1,398,490	1,346,807
ENRE penalties and discounts		3,565,827	3,477,351
Liability with FOTAE		177,228	172,991
Payment agreements with ENRE		99,837	106,177
Total Non-current		5,241,382	5,103,326

Current
ENRE penalties and discounts		56,164	56,164
Related parties	29.d	6,123	4,756
Advances for works to be performed		13,575	13,575
Payment agreements with ENRE		67,754	60,264
Total Current		143,616	134,759

The carrying amount of the Company’s other financial payables approximates their fair value.

Nota 19 | Borrowings

	Note	03.31.17	12.31.16
Non-current
Corporate notes (1)		2,682,501	2,769,599
Total non-current		2,682,501	2,769,599

Current
Interest from corporate notes		118,190	53,684
Total current		118,190	53,684

(1)   Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of March 31, 2017 and December 31, 2016 amount approximately to $ 3 billion and $ 2.9 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The fair value category applied thereto was Level 1 category.

Nota 20 | Salaries and social security taxes payable

	03.31.17	12.31.16
Non-current
Early retirements payable	4,657	5,149
Seniority-based bonus	94,917	89,168
Total non-current	99,574	94,317

Current
Salaries payable and provisions	634,853	912,275
Social security payable	209,192	115,793
Early retirements payable	3,553	4,119
Total current	847,598	1,032,187

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Nota 21 | Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2016, except for the following:

	03.31.17	12.31.16
Non-current
Tax payable	305,522	-
Total non-current	305,522	-

Current
Tax payable	243,666	243,666
Tax on minimum national income tax payable, net	(64,456)	(64,456)
Tax withholdings	(36,511)	(24,005)
Total current	142,699	155,205

The detail of deferred tax assets and liabilities is as follows:

	03.31.17	12.31.16
Deferred tax assets
Tax loss carryforward	4,172	4,172
Inventories	5,075	5,093
Trade receivables and other receivables	172,071	138,816
Trade payables and other payables	1,153,083	1,123,556
Salaries and social security taxes payable	26,364	24,500
Benefit plans	110,931	104,810
Tax liabilities	16,515	15,734
Provisions	168,907	150,244
Deferred tax asset	1,657,118	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(513,977)	(499,142)
Financial assets at fair value through profit or loss	(45,627)	(40,351)
Borrowings	(8,083)	(8,414)
Deferred tax liability	(567,687)	(547,907)

Net deferred tax (liabilities) assets	1,089,431	1,019,018

The detail of the income tax expense is as follows:

	03.31.17	03.31.16
Deferred tax	70,413	242,767
Current tax	(305,522)	(155,346)
Income tax expense	(235,109)	87,421

	03.31.17	03.31.16
Profit (Loss) for the period before taxes	656,492	(212,458)
Applicable tax rate	35%	35%
(Loss) Profit for the period at the tax rate	(229,772)	74,360

Non-taxable income	(5,337)	13,061
Income tax expense	(235,109)	87,421

Nota 22 | Tax liabilities

	03.31.17	12.31.16
Non-current
Tax regularization plan	369	680
Total Non-current	369	680

Current
Provincial, municipal and federal contributions and taxes	527,487	377,430
VAT payable	354,763	725,553
Tax withholdings	55,901	78,909
SUSS withholdings	1,929	2,785
Municipal taxes	69,992	57,832
Tax regularization plan	2,005	1,979
Total Current	1,012,077	1,970,041

Nota 23 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.16	341,357	87,912

Increases	36,472	29,798
Decreases	(4)	(12,943)
At 03.31.17	377,825	104,767

At 12.31.15	259,573	70,489
Increases	21,556	38,537
Decreases	(3)	(11,213)
At 03.31.16	281,126	97,813

Nota 24 | Revenue from sales

	03.31.17	03.31.16
Sales of electricity (1)	5,332,301	2,965,534
Right of use on poles	28,135	22,855
Connection charges	5,725	1,509
Reconnection charges	474	222
Total Revenue from sales	5,366,635	2,990,120

(1) Includes revenue from the application of ENRE Resolution No. 347/12 for $ 148.5 million and $ 274.4 million for the periods ended March 31, 2017 and 2016, respectively.

Nota 25 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	768,857	131,174	141,479	1,041,510
Pension plans	18,581	3,170	3,419	25,170
Communications expenses	5,509	41,418	3,074	50,001
Allowance for the impairment of trade and other receivables	-	50,373	-	50,373
Supplies consumption	49,689	-	10,718	60,407
Leases and insurance	104	-	24,665	24,769
Security service	17,632	184	19,135	36,951
Fees and remuneration for services	148,835	114,796	108,377	372,008
Public relations and marketing	-	-	3,766	3,766
Advertising and sponsorship	-	-	1,940	1,940
Reimbursements to personnel	6	5	149	160
Depreciation of property, plants and equipments	80,226	12,674	4,574	97,474
Directors and Supervisory Committee members’ fees	-	-	2,920	2,920
ENRE penalties (1)	(41,683)	90,054	-	48,371
Taxes and charges	-	54,761	4,568	59,329
Other	93	20	597	710
At 03.31.17	1,047,849	498,629	329,381	1,875,859

(1)  Transmission and distribution expenses include recovery for $ 413.7 million (Note 2.b) net of the charge for the period for $ 372 million

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2017 for $ 74.3 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	542,701	83,974	86,221	712,896
Pension plans	15,715	2,432	2,496	20,643
Communications expenses	6,548	16,434	870	23,852
Allowance for the impairment of trade and other receivables	-	10,681	-	10,681
Supplies consumption	70,268	-	8,924	79,192
Leases and insurance	116	-	19,631	19,747
Security service	2,653	129	26,829	29,611
Fees and remuneration for services	94,318	87,500	69,134	250,952
Public relations and marketing	-	-	2,789	2,789
Advertising and sponsorship	-	-	1,437	1,437
Reimbursements to personnel	248	48	131	427
Depreciation of property, plants and equipments	65,454	12,422	4,053	81,929
Directors and Supervisory Committee members’ fees	-	-	1,320	1,320
ENRE penalties	526,691	58,728	-	585,419
Taxes and charges	-	15,633	3,107	18,740
Other	113	27	1,767	1,907
At 03.31.16	1,324,825	288,008	228,709	1,841,542

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2016 for $ 69.2 million.

Nota 26 | Other operating expense, net

		03.31.17	03.31.16
Other operating income
Services provided to third parties		12,962	7,122
Commissions on municipal taxes collection		9,261	4,129
Related parties	29.a	685	-
Income from non-reimbursable customer contributions		191	191
Others		279	2,128
Total other operating income		23,378	13,570

Other operating expense
Net expense from technical services		(6,467)	(4,761)
Gratifications for services		(12,029)	(6,417)
Cost for services provided to third parties		(3,656)	(3,346)
Severance paid		(3,556)	(4,598)
Debit and Credit Tax		(66,241)	(24,817)
Other expenses - FOCEDE		-	(13,975)
Provision for contingencies		(66,270)	(60,093)
Disposals of property, plant and equipment		(2,693)	(1,003)
Other		(3,025)	(117)
Total other operating expense		(163,937)	(119,127)
Other operating expense, net		(140,559)	(105,557)

Nota 27 | Net financial expense

	03.31.17	03.31.16
Financial income
Commercial interest	29,750	17,655
Financial interest	29,694	8,451
Total financial income	59,444	26,106

Financial expenses
Interest and other (1)	(112,146)	(93,691)
Fiscal interest	(1,089)	(1,073)
Commercial interest	(234,490)	(248,118)
Bank fees and expenses	(761)	(757)
Total financial expenses	(348,486)	(343,639)

Other financial results
Exchange differences	73,945	(327,384)
Adjustment to present value of receivables	(74)	289
Changes in fair value of financial assets (2)	64,828	202,738
Net gain from the repurchase of Corporate Notes	-	42
Other financial expense	(9,801)	(8,875)
Total other financial expense	128,898	(133,190)
Total net financial expense	(160,144)	(450,723)

(1)   Net of interest capitalized as of March 31, 2017 and 2016 for $ 65.1 million and $ 61.7 million, respectively.

(2)   Includes changes in the fair value of financial assets on cash equivalents as of March 31, 2017 and 2016 for $ 6.6 million and $ 3.9 million, respectively.

Nota 28 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the profit/(loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2017 and 2016, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	03.31.17	03.31.16
Profit (Loss) for the period attributable to the owners of the Company	421,383	(125,037)
Weighted average number of common shares outstanding	897,115	897,043
Basic and diluted profit (loss) earnings per share – in pesos	0.47	(0.14)

Nota 29 | Related-party transactions

•             The following transactions were carried out with related parties:

a.         Income

Company	Concept	03.31.17	03.31.16

PAMPA	Electrical assembly service	685	-
		685	-

b.         Expense

Company	Concept	03.31.17	03.31.16

EASA (Note 30)	Technical advisory services on financial matters	(9,801)	(8,861)
SACME	Operation and oversight of the electric power transmission system	(13,021)	(8,529)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(101)	(3,454)
PYSSA	Financial and granting of loan services to customers	-	(13)
OSV	Hiring life insurance for staff	(3,333)	(579)
PISA	Interest Corporate Notes 2022	-	(3,573)
		(26,256)	(25,009)

c.         Key Management personnel’s remuneration

	03.31.17	03.31.16
Salaries	45,051	40,536
	45,051	40,536

•             The balances with related parties are as follow:

d.         Receivables and payables

	03.31.17	12.31.16
Other receivables - Non current
SACME	7,431	6,856
	7,431	6,856

Other receivables - Current
SACME	766	766
	766	766

Trade payables
PYSSA	(204)	(204)
	(204)	(204)

Other payables
SACME	(6,123)	(4,756)
	(6,123)	(4,756)

Nota 30 |     CTLL - EASA – IEASA Merger process

The Company has been informed that the Board of Directors of EASA, the parent company, at its meeting of March 29, 2017 approved, subject to the approval of both the respective shareholders’ meetings and the control authorities, the merger of EASA and IEASA (the latter being EASA’s majority shareholder) as the acquired companies, which will be dissolved without liquidation, with and into CTLL, as the acquiring and surviving company.

Furthermore, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group inasmuch as Pampa Energía is the direct and/or indirect controlling shareholder of all of them.

In compliance with applicable regulations, on March 30, 2017 the Company and EASA informed the ENRE and requested its authorization.

At the date of issuance of these condensed interim financial statements, the process is still pending definition by the Regulatory entities.

Nota 31 |     Events after the reporting period

Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017 resolved, among other issues, the following:

-        To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2016;

-        To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-        To appoint the authorities and the external auditors for the current fiscal year;

-        To approve the use of the treasury shares for the implementation of the long-term incentive plan in favor of certain key personnel (Note 16);

-        Not to carry out the share capital reduction, deferring it and instructing the Board of Directors to call an Extraordinary Shareholders’ Meeting in order to deal with this issue if, as a consequence of the results of operations for the quarters ending March 31 and June 30, 2017, the Company continued to be subject to complying with the mandatory share capital reduction (Note 14).

Regulatory framework – Bill on electricity dependent patients

On April 26, 2017, the Senate unanimously approved a bill originally drafted by the House of Representatives, whose purpose is to guarantee the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The bill provides that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of all and every connection fee and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill. For such purpose, the bill provides that Federal Executive Power will make the necessary budget allocations. Additionally, the bill states that the distribution company will, upon request, provide the account holder of the service or a cohabitant that is registered as Electricity dependent for reasons of health with a power generator or the appropriate equipment free of charge, including the costs associated with the operation thereof, capable of providing the electric power necessary to satisfy the operation of the medical equipment. At the date of issuance of these condensed interim financial statements, the bill has been neither passed nor rejected, in whole or in part, by the Federal Executive Power.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of March 31, 2017, the related condensed interim statement of comprehensive income for the three months period ended March 31, 2017, the related condensed interim statements of changes in equity and cash flows for the three months period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2016 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

DC0 - Información pública

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without modifying our conclusion we draw attention to the situation explained in Notes 1 and 2 of the interim condensed financial statements as regards the economic and financial position of the Company and its regulatory framework.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)    the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)      we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at March 31, 2017 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $167,378,616, which were not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2017

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “the Company”), which comprise the condensed interim statement of financial position as of March 31, 2017, the condensed interim statement of comprehensive income for the three-month period ended March 31, 2017, and the condensed interim statements of changes in equity and cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information related to fiscal year 2016 and its interim period are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Directors’ Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements in accordance with International Financial Reporting Standards, which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as accounting standards and incorporated by the CNV into its regulations, as such standards were approved by the International Accounting Standards Board. Therefore, the Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which has been adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE, as such standard was approved by the International Auditing and Assurance Standards Board, and  include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L, who issued their auditors’ report on May 10, 2017. A review of interim financial information consists in making inquiries of the Company personnel responsible for the preparation of the information included in the condensed interim financial statements, and in applying analytical and other review procedures.

Supervisory Committee’s Report (Continued)

Scope of our review (Continued)

This review is substantially less in scope than an audit performed in accordance with international auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an opinion on the Company’s condensed interim financial position, condensed interim comprehensive income or condensed interim cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Emphasis of matter paragraph

Without modifying our conclusion, we draw attention to the situation detailed in Notes 1 and 2 to the condensed interim financial statements with respect to the Company’s economic and financial situation.

Supervisory Committee’s Report (Continued)

Report of compliance with current regulations

As required by current regulations, we report that:

a)  the Company’s condensed interim financial statements have been transcribed to the “Inventory and Balance Sheet” book and, as to matters within our field of competence, comply with the provisions of the Business Organizations Law and the CNV’s applicable resolutions;

b)  the Company’s condensed interim financial statements arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations and maintain the safety and integrity conditions based on which they were authorized by the CNV;

c)  the provisions of section No. 294 of Law No. 19,550 have been complied with.

City of Buenos Aires, May 10, 2017.

By the Supervisory Committee

José Daniel Abelovich
Member